Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

AMERISOURCE-BERGEN CORPORATION
MERGER HOTLINE/E-MAIL Q & A

AS OF 05/04/01

QUESTION
--------
Does AmeriSource currently offer tuition reimbursement as part of their benefits package? If the answer is yes, then could you provide a basic outline of their plan? Thank you.

ANSWER
------
Yes, AmeriSource has a tuition reimbursement plan, and like Bergen, reimburses up to $3000.00 per school year. All benefits of both companies will be reviewed with a view towards being competitive in the marketplace in order to retain associates and attract future associates.


QUESTION
--------
If we have met our 80/20 and our job is being eliminated, can we retire for the medical, and also receive the severance pay?

ANSWER
------
I think you mean "rule of 80" rather than 80/20. If so, there is still the question of whether you mean that you have been laid off or you simply decide to retire with the rule of 80. If you are laid off as a result of the merger and you qualify for the rule of 80, you will receive severance and the rule of 80 benefit. If you voluntarily leave and qualify for the rule of 80 (you are not laid off), you would not be eligible for severance, but you would receive the rule of 80 benefit.


QUESTION
--------
Would we both limit our new business during the waiting period so as to increase the likelihood of the merger being approved?

ANSWER
------
No. We remain competitors within our industry until the transaction is complete and it is critical for both companies to continue with their sales and financial goals for their current fiscal year and beyond. We will continue our aggressive posture in pursuing new business, maintaining present customers, and achieving established goals.


QUESTION
--------
How can it be fair for people who have been saving their sick pay so that they could receive it as pay at a later date?

ANSWER
------
Sick leave is meant to be saved. It is a form of protection for you in the event you need it because you are ill or injured. It is like any insurance; you pay for coverage but if you do not get sick you do not get your money back. Today, for example, if a person were to retire with--let's say--30 years of service and has maximum sick leave built up, their sick leave does not get paid out. Keep in mind, however, that at the end of each calendar year, nonexempt, nonunion associates who have accrued sick pay in excess of 240 hours and who are employed by the Company on December 31 will be paid cash for their sick hours in excess of 240 to a maximum of forty-eight (48) hours (one year's accrual).

QUESTION
--------
If an employee leaves after receiving their 2 months' notice, but before their 2 months are completed are they still eligible for severance? Answer: Yes, they will still be eligible for severance but will be paid regular pay only through their last day of employment, not through the end of the 2 months notice period.

Can you be able to give me an example; I quite don't understand.  Thanks!

ANSWER
------
As requested, an example:
-    You have 20 weeks of severance
- You receive your 2 months' notice on November 1, 2002, which means you are to work until December 31, 2002.
- You get a job offer from another company and cannot work past November 30, 2002.
- You will be paid through November 30, 2001 and will receive your 20 weeks of severance, assuming you have signed a General Release.


QUESTION
--------
I have worked here for only 1 1/2 years so I would only get one week paid?

ANSWER
------
No. The minimum severance is six (6) weeks. Please scroll down through this Q & A; the merger severance plan is described in the Q & A update as of 03/27/01.


QUESTION
--------
Was there a similar meeting in Valley Forge with Mr. Martini to the associates of AmeriSource?

ANSWER
------
No, there has not yet been a meeting in Valley Forge with senior management from Bergen Brunswig. Bob Martini believed it was very important that Bergen associates meet and hear from Dave Yost who will be the CEO and President of AmeriSource-Bergen Corporation and Kurt Hilzinger who will be the Chief Operating Officer of the new company. Once the integration consultants are engaged, the integration plan will be communicated and additional meetings between the two companies will be scheduled, including Bergen senior management visiting Valley Forge.

QUESTION
--------
In today's town hall meeting, Kurt Hilzinger made the statement that with the new company's combined strengths, we would be `untouchable' in the `cost of operations' area. He also stated that we would be the best because we would not become arrogant. Does not making a statement like being untouchable border on arrogance?

ANSWER
------
Response from Kurt Hilzinger: "I was really trying to convey that a low cost of operations is critical to AmeriSource-Bergen's ability to remain competitive and viable for the long term. For this reason our definition of `being the best' included having the lowest cost of operations in the industry. My use of the word `untouchable' is a reflection of my enthusiasm for how well I believe the combined company can perform from a cost of operations standpoint. My enthusiasm may have gotten the better of me here. I hope this helps clarify my statement."


QUESTION
--------
In regards to the outside consultants auditing the two companies and keeping "the best of the best" into AmeriSource-Bergen, are you solely referring to products, services and programs or does that include associates? Should we be prepared for interviews with these consultants regarding our position and function within the corporation?

ANSWER
------
The "best of the best" does include associates along with products, services, and programs. The outside consulting firm that will work with both companies on the integration process will outline and communicate the methodology they will use to all associates. We do not know at this time the extent of interviews that may be required of associates regarding position and function within the corporation.


QUESTION
--------
After the merger, will we still get two personal days every year or will things change? What about vacation benefits? Does AmeriSource have the same holidays off as Bergen? Sick days?

ANSWER
------
Bergen Brunswig and AmeriSource have very similar holiday and vacation schedules; sick days are administered differently. However, until after the merger is completed, all compensation and benefit plans, including holidays, vacation benefits and sick days, will continue to be administered as they are today. After completion of the merger, the new Company is committed to providing a competitive and comprehensive compensation and benefits package.

QUESTION
--------
I am still not clear on severance. I have 14 years' service. How many weeks of severance pay would I receive?

ANSWER
------
o    One week of pay for each full year of service = 14 weeks severance
o    Ten or more years of service = an additional 6 weeks severance
o    Total severance pay = 20 weeks

Please scroll down through this Q & A; the merger severance plan is described in the Q & A update as of 03/27/01.


QUESTION
--------
Does AmeriSource currently have a Question and Answer communication channel similar to this one? If so, can we receive the Questions and Answers that are communicated through AmeriSource associates? And likewise can we share Bergen questions and answers with AmeriSource?

ANSWER
------
Yes, AmeriSource does have a question and answer communication channel. As a matter of fact, we have been including relevant questions and answers from AmeriSource in our Q & A. We provide AmeriSource our questions and answers each time we update our Intranet merger information Q & A site, and they in turn communicate relevant information to their associates. The two companies have been collaborating on many of the answers to associates' questions.


QUESTION
--------
If and when the merger is complete, is there a possibility that any divisions be re-structured by the end of the year, particularly the distribution centers with an AmeriSource location and a Bergen location in one area?

ANSWER
------
We answered a similar question in the 04/04/01 Q & A. The answer is, it is possible but not probable. As previously stated, any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers and others to determine the most efficient and high quality distribution network, and customer service is priority one! Remember too that when consolidation decisions are made, associates will be given a minimum of two months' notice.

QUESTION
--------
In a previous Q & A regarding the newspapers stating that AmeriSource is acquiring Bergen, the answer indicated that "technically, this will be accounted for as AmeriSource being the acquirer because the shareholders of AmeriSource will own 51% of the new company and shareholders of Bergen will own 49%." What is the "non-technical" answer?

ANSWER
------
This is a merger of equals where two companies are combining to form a new company. AmeriSource shareholders and Bergen Brunswig shareholders will exchange their AAS shares and Bergen shares, respectively, for shares in the new company. The new company will be listed on the NYSE. Both BBC and AAS will at that time be de-listed on the exchange. The new company's board of directors will be made up of equal representation from AmeriSource and Bergen Brunswig.


QUESTION
--------
If a South Bend associate who has been laid off due to the consolidation and is collecting their severance pay, applies and is hired by AmeriSource-Bergen will they still continue to get paid their severance? Also, would their seniority at Bergen transfer over to their new position if hired by AmeriSource-Bergen after the merger?

ANSWER
------
Answer to the 1st question: If an associate is rehired, any severance up to and including 6 months of severance will continue to belong to the associate. Any severance in excess of 6 months, however, will not be payable in the event of rehire.

Answer to the 2nd question: If a person is laid off as a result of the merger and is rehired within one year of the layoff, the original hire date will be reinstated. Conversely, the original hire date will not be reinstated if a person is rehired after voluntarily terminating the company, nor will it be reinstated if the term of non-employment lasts longer than one year.


QUESTION
--------
Does AmeriSource have Business Systems Analysts?

ANSWER
------
AmeriSource does not have a specific position of Business Systems Analyst. However, they do perform a Business Systems Analyst function. The title and organization responsible will be identified during the due diligence and integration process.




Forward-Looking Statements
--------------------------
The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------
In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation
----------------------------
AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.